UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYTODYN INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23283M101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101

(1)	NAMES OF REPORTING PERSONS David F. Welch
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER 49,883,509 (1)
	(6)	SHARED VOTING POWER None
	(7)	SOLE DISPOSITIVE POWER 49,883,509 (1)
	(8)	SHARED DISPOSITIVE POWER None

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,883,509 shares
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
(12)	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes: 801,404 shares of Common Stock subject to immediately exercisable stock options held by the Reporting Person; 624,220 shares of Common Stock and 1,000 shares of Series D Preferred Stock immediately convertible into 1,250,000 shares of Common Stock held by WFI Investments, LLC (f/k/a LRFA, LLC), of which the Reporting Person is the managing member; 1,795,750 shares of Common Stock and warrants to purchase up to an aggregate of 41,191,800 shares of Common Stock held by the Welch Revocable Trust, of which the Reporting Person is the trustee; 929,486 shares of Common Stock held by Welch Charitable Remainder Unitrust Agreement II dtd 3/2/2000, of which the Reporting Person is the trustee; 1,607,091 shares of Common Stock and immediately exercisable warrants to purchase up to an aggregate of 58,200 shares of Common Stock held by 2020 Welch Charitable Remainder Unitrust dtd 8/5/2020, of which the Reporting Person is the trustee; and 1,625,558 shares of Common Stock held by 2020 Welch Childrens Charitable Remainder Unitrust dtd 8/5/2020, of which the Reporting Person is the trustee.

Item 1.

(a)	Name of Issuer:

CytoDyn Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1111 Main Street, Suite 660

Vancouver, Washington

Item 2.

(a)	Name of Person Filing:

David F. Welch

(b)	Address of Principal Business Office or, if none, Residence:

506 Santa Cruz Avenue, #401

Menlo Park, CA 94025

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

23283M101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

/s/ David F. Welch
David F. Welch